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              SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C. 20549


                        SCHEDULE 14D-9

                      (Amendment No. 22)

       Solicitation/Recommendation Statement Pursuant to
    Section 14(d)(4) of the Securities Exchange Act of 1934



                        WLR FOODS, INC.
                   (Name of Subject Company)




                        WLR FOODS, INC.
             (Name of Person(s) Filing Statement)


                  Common Stock, No Par Value
  (including the associated preferred stock purchase rights)
                (Title of Class of Securities)


                          929286 10 2
             (CUSIP Number of Class of Securities)


                       Delbert L. Seitz
                    Chief Financial Officer
                        WLR Foods, Inc.
                         P.O. Box 7000
                   Broadway, Virginia 22815
                        (703) 896-7001
  (Name, address and telephone number of person authorized to receive notice and communications on behalf of the person(s)
                       filing statement)


                          Copies to:


Neil T. Anderson, Esq.        John W. Flora, Esq.
Sullivan & Cromwell           Wharton, Aldhizer & Weaver
125 Broad Street              100 South Mason Street
New York, New York  10004     Harrisonburg, Virginia  22801
(212) 558-4000                (703) 434-0316
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            This Amendment No. 22 amends and supplements the
Solicitation/Recommendation Statement on Schedule 14D-9, dated March 14, 1994, as amended (the "Schedule 14D-9"), filed by WLR Foods, Inc., a Virginia corporation (the "Company"), relating to the tender offer disclosed in the Schedule 14D-1, dated March 9, 1994, as amended (the "Schedule 14D-1"), of the bidder, Tyson Foods, Inc., a Delaware corporation (the "Bidder"), to, through its wholly-owned subsidiary, WLR Acquisition Corp., purchase all of the outstanding Shares upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 9, 1994, and the related Letter of Transmittal (together, the "Offer"). Capitalized terms used and not defined herein shall have the meanings set forth in the
Schedule 14D-9.


Item 8.     Additional Information to be Furnished.

            Item 8 is hereby amended and supplemented by adding thereto the following:

            (e) Annual Meeting Matters. The Company has received a notice, dated July 21, 1994, from the Bidder of its intention to nominate eight persons for election to the Board of Directors of the Company at the Company's 1994 Annual Meeting of Shareholders. A copy of the Notice by the Bidder under Bylaws with respect to the 1994 Annual Meeting of Shareholders of the Company, dated July 21, 1994, is filed as Exhibit 52 hereto and is incorporated herein by reference.


Item 9.     Material to be Filed as Exhibits.

            Item 9 is hereby amended and supplemented by adding thereto the following:

Exhibit 52 --  Notice by the Bidder under Bylaws with respect to the 1994
               Annual Meeting of Shareholders of the Company, dated July 21,
               1994.

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                           SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 25, 1994


                              WLR FOODS, INC.



                              By:  /s/ James L. Keeler
                                  Name:  James L. Keeler
                                  Title:  President and Chief
                                          Executive Officer